Protea Biosciences Group, Inc. 1311 Pineview Drive. Suite Morgantown, WV 26505 P: 304.292.2226 www.proteabio.com

September 11, 2015

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:	Ms. Suzanne Hayes, Assistant Director

Mr. Johnny Gharib

Re:	Protea Biosciences Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on September 1, 2015

File No. 000-51474

Ladies and Gentlemen:

On behalf of Protea Biosciences Group, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 9, 2015 (the “Comment Letter”), addressed to Stephen Turner, Chief Executive Officer of the Company, relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 1, 2015 (the “Proxy Statement”).  Set forth below is the Staff’s comment, indicated in bold, together with the Company’s response thereto.

1.	Please revise your proxy statement to include the information required by Note A of Schedule 14A with respect to the vivoPharm acquisition or provide us with your analysis as to why such information is not required.

Response:

Note A of Schedule 14A states:

“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.”

The Company does not believe that any matter to be acted upon by the Company’s stockholders pursuant to the Proxy Statement involves other matters with respect to which information is called for by other items of Schedule 14A. The matters to be acted upon are (i) the election of directors, (ii) ratification of the appointment of the Company’s independent registered public accounting firm for fiscal year 2015, and (iii) a reverse stock split. None of these matters involves other matters with respect to which information is called for by other items of Schedule 14A.

A reverse stock split, because it involves amendment of the Company’s certificate of incorporation, requires shareholder approval. The Proxy Statement says, in relevant part (emphasis added):

“The purpose of the Reverse Split is to enable us, upon the closing of an equity or equity-type public or private financing of between $20.0 million and $25.0 million prior to the end of 2015 (the “Financing”), to qualify our Common Stock for listing on a national stock exchange such as The Nasdaq Capital Market or the NYSE AMEX. While there can be no assurance that we will be able to complete the Financing, if we are successful in obtaining such Financing, [approximately $6.1 million of]1 the net proceeds would be used to acquire 100% of the share capital of vivoPharm Pty. Ltd. (“vivoPharm”) and [the balance]1 to provide us with much needed additional working capital to continue to expand our core business.”

. . .

“In order to list our Common Stock on the Nasdaq Capital Market or the NYSE AMEX, among other requirements, our Common Stock must maintain a minimum closing bid price of $4.00 or a closing share price of $3.00 or $2.00, as applicable. . . We believe that completing the Reverse Split will result in an increase in our adjusted share price that may enable us to “uplist” our shares on the Nasdaq Capital Markets, assuming all of the other listing requirements of the Nasdaq Capital Market or the NYSE AMEX have also been satisfied. .. .

. . .

“We will consummate the Reverse Split as soon as practicable subject to the above conditions and will complete the Reverse Split whether or not we are able to consummate the Financing or acquisition of vivoPharm.”

Under Delaware law, the Company’s certificate of incorporation, as amended, and its by-laws, neither the proposed Financing nor the proposed acquisition of vivoPharm requires the approval of the Company’s stockholders. No solicitation of security holders is being made for the purpose of approving the authorization of additional securities which are to be used to acquire vivoPharm or any other specified company.

 _______________________

1 The Company will add this language in the definitive Proxy Statement.

2

Pursuant to the Company’s certificate of incorporation, as amended, the Board of Directors has the authority, without any vote or action by the stockholders, to create one or more series of preferred stock up to the limit of the Company’s authorized but unissued shares of preferred stock and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series and the relative participating, option or other special rights (if any), and any qualifications, preferences, limitations or restrictions pertaining to such series which may be fixed by the Board of Directors pursuant to a resolution or resolutions providing for the issuance of such series adopted by the board of directors. The Company stock to be issued as part of the consideration for the stock of vivoPharm would be a new series of convertible preferred stock, which the Company’s Board of Directors has the authority to establish and issue without stockholder approval.

The number of authorized shares of the Company’s common stock (250,000,000) and the number of authorized shares of its preferred stock (10,000,000) will not be affected as a result of the Reverse Split.

For these reasons, we respectfully submit that no additional information contemplated by Note A of Schedule 14A is required to be added to the Proxy Statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

We trust that the statements contained in this letter will be considered by the Staff to be satisfactory responses to the comment contained in the Comment Letter.  If you have any questions or comments with respect to the foregoing, please contact the undersigned at (304) 292-2226, or our legal counsel listed below at (212) 259-7300.

Sincerely yours,

Protea Biosciences Group, Inc.

By:	/s/ Stephen Turner
Stephen Turner

cc:	Stephen Weiss, CKR Law LLP

Barrett DiPaolo, CKR Law LLP

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